Oriental Culture Holding LTD.

December 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:	Jenna Hough

Re:	Oriental Culture Holding LTD.
Registration Statement on Form F-3 File No. 333-283631

Acceleration Request

Requested Date:	December 18, 2024
Requested Time:	4:00 p.m. Eastern Time

Dear Ms. Hough:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Oriental Culture Holding LTD. (the “Company”) hereby respectfully requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare such Registration Statement effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

Oriental Culture Holding LTD.

/s/ Yi Shao
Yi Shao, Chief Executive Officer